May 5, 2010

VIA EDGAR AND OVERNIGHT MAIL

Robert W. Errett, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Online Tele-Solutions Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed April 5, 2010
File No. 333-162730 (the “Registration Statement”)

Dear Mr. Errett:

We are counsel to Online Tele-Solutions Inc. (“Online,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated April 15, 2009, relating to the above-captioned registration statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from the initial filing, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Competition and Competitive Strategy, page 23

1.
We note your revision in response to comment eight in our letter dated November 25, 2009.  However, it is still not clear how your focus on companies with less than 200 employees will allow you to provide a fully integrated solution at a lower cost than your competitors who tend to focus on companies with 500 employees.  Please further clarify your disclosure in this regard.

The requested change has been made.  Please see pages 20 and 24 in Amendment No. 2.

Mr. Robert W. Errett
Securities and Exchange Commission

Management’s Discussion and Analysis of Financial Condition and Results…., page 32

Liquidity and Capital Resources, page 33

2.
We reviewed the revision to your disclosure in response to comment 19 in our letter dated November 25, 2009.  We believe that additional disclosure should be provided regarding why you believe your current funding will allow you to complete development of your website, implement your marketing plan and remain in business for twelve months.  Specifically, you should explain how you expect to fund the $50,000 in budgeted expenses over the next twelve months, as we note that you only had cash on hand of $20,590 as of your most recent balance sheet date.

The requested change has been made.  Please see pages 3, 6, 33 and 34  in Amendment No. 2.

Exhibit 5

3.
We note your response to comment 27 from our letter dated November 25, 2009.  We do not object to you not admitting that you are an expert within the meaning of Section 7, but we do not believe it is appropriate to also include the general rules and regulations thereunder or the Section 11 language.  Please revise.

The requested change has been made.  Please see Exhibit 5.1 to Amendment No. 2.

**************

We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch, Esq.

cc:  Online Tele-Solutions Inc.